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                         March 9, 2021

       Shannon Masjedi
       Chief Executive Officer
       Pacific Ventures Group, Inc.
       117 West 9th Street, Suite 316
       Los Angeles, California 90015

                                                        Re: Pacific Ventures
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253846

       Dear Ms. Masjedi:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Asia
Timmons-Pierce at 202-551-3754 with any questions.





                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing